UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 20, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                      E-Plus passes 9-million customer mark, dated September 20, 2004.

Press release

Date
20 September 2004
Number
E-Plus passes 9-million customer mark	044pe

KPN’s German mobile unit E-Plus has passed the milestone of 9 million customers. This new record mark, originally targeted for year-end, has been exceeded well ahead of schedule, underlining E-Plus’ position as the strong third player in the German market and demonstrating its commitment to deliver growth. E-Plus had 8.716 million customers at the end of June.

Uwe Bergheim, Managing Director of E-Plus, comments: “The tempo and quality of our growth are compelling, with more and more people in Germany choosing E-Plus. Our excellent network, first class service, strong brand and fair offers are decisive factors. We are determined to maintain our momentum going forward and continue to strengthen our position.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 21, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel